UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 16, 2026

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

996 Greenwood Ave NE

Atlanta, GA 30306

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Dissolution of a Certain Series

As described under Item 9 below, the sole asset of the Series was foreclosed. The Series no longer has any active operations or assets. Accordingly, the Manager has approved the dissolution of this Series in accordance with the Series' Operating Agreement. Upon dissolution, all outstanding membership interest units of the Series will be cancelled. This dissolution will not affect any other series of Landa App 3 LLC.

Item 9. Other Events

Foreclosure Proceedings

On September 1st, the property held by the following Series of Landa App 3 LLC was subject to a foreclosure sale. As a result of the foreclosure sale, the Series no longer holds title to, or any equity interest in, the Property.

Series	Address	Foreclosure Sale Date
Landa App 3 LLC – 6696 Mableton PKWY SE Mableton Georgia LLC	6696 Mableton PKWY SE, Mableton, Georgia, 30126	09/01/2026

Foreclosure proceedings were initiated following the maturity of a bridge loan secured by the above-referenced Series, as the Series were unable to repay the loan in full upon maturity. The Manager undertook commercially reasonable efforts to market and sell the properties to facilitate timely sales and avoid foreclosure.

Any foreclosure or sale of the properties may result in a loss to investors of the Borrower Series or all the Series, as applicable.

See “A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series” and “Risk Factors – Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment in the Company's Offering Statement” here.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2026	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Sammiya Mujtaba
	Name:	Sammiya Mujtaba
	Title:	Chief Operations Officer